UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Amendment No. 10

Spectrum Brands Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

84790A105

(CUSIP number)

Roland T. Kelly

Associate General Counsel

Jefferies Financial Group Inc.

520 Madison Avenue

New York, New York 10022

310-914-1373

(Name, address and telephone number of person

authorized to receive notices and communications)

October 11, 2019

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No 84790A105	13D

1	Name of Reporting Person: S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Jefferies Financial Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 11,189
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 11,189
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,189
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Less than 0.1%
14	TYPE OF REPORTING PERSON: HC, CO

This Amendment No. 10 amends the Statement on Schedule 13D first filed with the Securities and Exchange Commission on March 28, 2014, as amended on July 3, 2014, November 26, 2014, March 27, 2017, February 27, 2018, July 17, 2018, November 19, 2018, May 29, 2019, September 17, 2019 and September 18, 2019 (the “13D”), and is filed by Jefferies Financial Group Inc. (“Jefferies”) with respect to the common stock of Spectrum Brands Holdings, Inc. (“Spectrum Brands”) owned by Jefferies and its controlled subsidiaries. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the 13D.

Item 4.	Purpose of the Transaction.

The contemplated Distribution previously reported by Jefferies was consummated on October 11, 2019. Pursuant to the Distribution, 7,514,477 shares of common stock of Spectrum Brands was distributed to Jefferies shareholders through a special pro rata dividend. Stockholders of Jefferies received 0.0250589 of a share of Spectrum Brands common stock for each share of Jefferies common stock held as of the September 30, 2019 Record Date.

Joseph Steinberg, an executive officer and a director of Jefferies and a former director of Spectrum Brands received beneficial ownership of approximately 576,844 shares of Spectrum Brands common stock in the Distribution. As a result, Mr. Steinberg beneficially owns approximately 592,120 shares of Spectrum Brands common stock representing approximately 1.2% of Spectrum Brands outstanding shares.

Item 5.	Interest in Securities of the Issuer.

The information set forth under Item 4 is incorporated herein by reference.

The following sets forth the number of shares of Spectrum Brands common stock as to which Jefferies currently has:

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 11,189

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 11,189

As of the date hereof, Jefferies beneficially owns 11,189 shares of Spectrum Brands common stock representing less than 0.1% of Spectrum Brands’ outstanding shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Item 4 is incorporated herein by reference. In addition, Jefferies contractual obligations and restrictions pursuant to the Shareholder Agreement between Jefferies and Spectrum Brands previously reported ceased effective immediately following the consummation of the Distribution.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 14, 2019	Jefferies Financial Group Inc.

	By:	/s/ Roland T. Kelly
Roland T. Kelly
Associate General Counsel

2